

Mail Stop 3720

October 14, 2008

Rene A. Schena
Chief Executive Officer
Integrated Media Holdings, Inc.
524 East Weddell Drive
Sunnyvale, CA 94089

> **RE: Integrated Media Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed October 3, 2008**
> **File No. 1-16381**

Dear Ms. Schena:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated September 11, 2008. Please advise us as to the manner by which consents were obtained, the identity of each consenting shareholder and the number of shares held by each.

2.   We note your response to comment two from our letter dated September 11, 2008, but the process and order in which the actions presented in your revised information statement will occur is still not clear, including, but not limited to the following examples:

- While your revised information statement and response letter indicate that the common and Series A preferred stock (but not the Series C preferred stock) will be converted upon the merger with Arrayit into common shares at a ratio of 30 to 1, the Amended and Restated Plan and Agreement of Merger dated April 8, 2008 provides only for the conversion of common at such a ratio, with each share of preferred <u>of any series or class</u> being converted <u>into preferred at a ratio of one to one</u>. As a result, it appears that the number of common shares resulting from the conversion of Series A preferred stock will be 30 times what is currently disclosed.

- Similarly, the mandatory conversion clause in Article 7(b) of the Certificate of Designation for Series C convertible preferred stock would appear to provide that each share of Integrated Media Series C convertible preferred stock is convertible into only 9.6 common shares of Arrayit, not 350, as is disclosed in your revised information statement. Article 7(b) provides that conversion of the Series C preferred stock shall be effected as of the effective date of any corporate action that enables the conversion of all outstanding shares of Series C preferred stock into such number of shares of common stock as specified by the conversion ratio <u>then in effect</u>. Article V.E.8(a) of the Amended Articles of Arrayit attached as Exhibit B would appear to control at the time of the Series C preferred stock conversion. Article 8(a) provides for a conversion ratio of 9.6 for each share of preferred stock, and Arrayit's Articles currently provide for only one series of preferred stock. As a result, the number of Arrayit common shares into which the Integrated Media Series C preferred stock will be converted appears to be greatly overstated. Please advise.

These are only examples. Please revise your information statement to reflect the process and order in which the actions presented will be taken in accordance with the operative agreements. We may have further comment.

3. We note that you still have not provided the representation requested pursuant to comment four from our letter dated September 11, 2008, as originally requested in our letter of March 7, 2008. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

4. We note that you filed an amendment to your Form 10-Q for the quarter ended March 31, 2008 to file agreements referenced in comments three and eight in our letter dated September 11, 2008. We also note that you did not include any certifications required by Item 601(b)(31). Please refile the amended Form 10-Q with the proper certifications.

Questions and Answers, page five

5. We note your response to comment seven from our letter dated September 11, 2008 and the revised disclosure on pages five and six. Please clarify the answer provided under the question "How will the actions described here affect my class and percentage of ownership…?," as the typographical and grammatical errors make the answer confusing.

Recent Change in Control of the Company, page eight

6. We note your response to comment eight from our letter dated September 11, 2008. Please tell us when the 103,143 shares of Series C preferred stock were actually issued to each of the persons listed on Exhibit A to the merger agreement with TeleChem International, Inc. and when the certificate of correction was filed with the State of Delaware. Provide us with copies of the dated certificates of designation and correction, as filed with the State of Delaware. Also tell us when you filed the certificate of merger in Delaware and the articles of merger in Nevada for your merger with TeleChem International, Inc. and provide us with copies of the certificates/articles filed with each state. We may have further comment.

7. We note that holders of $1,993,300 principal amount of debt will convert their principal and accrued interest into 10,711,812 shares of common stock at the same time as the conversion of the Series C preferred stock. Disclose the conversion ratio(s) for the debt and the amount of accrued interest being converted. Explain how you arrived at the conversion ratios for the debt. Disclose whether the debt is being converted pursuant to terms in the relevant debt agreements. Disclose whether any other debt will be outstanding after the conversion of this debt and, if so, why only this debt is being converted.

Information Regarding Beneficial Ownership of Principal Shareholders, Directors and Management, page 7

8.   We note your response to comment nine from our letter dated September 11, 2008 and the revised table on page 11. Please disclose the current beneficial ownership of each class of the company's voting securities. In addition, continue to provide the separate table that shows the beneficial ownership of each class of the company's voting securities assuming that the reincorporation, reverse stock split and related conversions are consummated. However, if applicable, please revise in accordance with the comments relating to conversion of preferred stock noted above. Moreover, please confirm the revised numbers provided for WEM and Briarpatch, as a 30 to one reverse split and subsequent conversion at the 9.6 ratio would appear to result in ownership of only 141,984 common shares, plus the 2,666 common already owned.

9.   We note your response to comments 10 and 13 from our letter dated September 11, 2008; however the number of shares you disclose to be owned by WEM, Briarpatch, and William L. Sklar do not correspond to the numbers represented by certificates 1032, 1174, and 1176 as noted on Exhibit B to the custodial agreement, and each certificate would appear to represent more than 5% of the Series A preferred stock. As a result, it is still not clear how the table reflects disclosure with respect to each class of voting securities. Please advise and revise.

10.   We note your response to comment 12 from our letter dated September 11, 2008. Please disclose the reasons for the custodial agreements and discuss how such agreements are for the convenience of shareholders in light of your response that the beneficial holders still must direct the custodian with respect to any voting or investment powers. Tell us whether you intend to file the custodian agreements as exhibits to any periodic or current report.

Effect of the Reverse Stock Split

11.   We note your response to comment 16 from our letter dated September 11, 2008. Please provide separate subsections that discuss the increase in authorized common and preferred shares. In each subsection, provide the following:

        •   Disclose in detail the number of shares that the company will issue after the reverse split and the manner by which they will be issued (i.e., by conversion or otherwise).

- Disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In this regard, we are unable to agree that this table will not provide meaningful information, as it will illustrate that you have committed to issuing more shares than you have authorized. It will also illustrate that the reverse stock split and reincorporation merger are integral to your merger with TeleChem and are necessary for you to have sufficient authorized shares to consummate all of the planned conversions of securities.

- In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the reverse stock split and reincorporation are consummated and taking into account the shares of common and preferred stock that will be issued in connection with the conversions of preferred stock and debt. In this regard, please revise your current table to provide the total number of shares outstanding and the total number of shares reserved for issuance after the related transactions. You may then describe and quantify the subcategories of each total.

12.   Additionally, please disclose the material terms of the warrant noted in the table on page 9. We note that Article 3.1 of the Amended and Restated Plan and Agreement of Merger dated April 8, 2008 provides for each warrant to be converted on a 30 to 1 reverse basis and that the company's Form 8-K filed on February 6, 2008 refers to a recently issued warrant to purchase 1,250,000 shares of common stock. Please advise us whether the warrant noted in the table is the same warrant referenced in the Form 8-K and disclose how the reincorporation merger will impact the number of shares into which it is exercisable. Tell us in which periodic or current report such warrant sale is disclosed and the warrant agreement filed as an exhibit.

Reincorporation in Nevada, page 10

13.   We note that you have revised Exhibit A to the information statement to replace the original merger agreement for the reincorporation merger with an amendment to the merger agreement entered into on April 8, 2008. Disclose the reasons for the April 8, 2008 amendment to the merger agreement in your information statement and amend your Form 10-Q for the quarter ended June 30, 2008 to file such amendment as an exhibit.

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. <u>Note, however, that you are required to file a redlined copy of your revised information statement pursuant to Rule 14c-5(e) of the Exchange Act and Rule 310 of Regulation S-T, and you must mark every change to the text, not just changes made in response to our comments.</u> Please file a properly marked copy of any future amendment on EDGAR. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Robert L. Sonfield, Jr., Esq.
        Facsimile: (713) 877-1547